               IN THE COURT OF CHANCERY FOR THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY

UNITED STATES SURGICAL CORPORATION,
a Delaware Corporation, and
USS ACQUISITION CORP., a Delaware
Corporation,                                       Civil Action No.

                         Plaintiffs,               COMPLAINT

            -against-

RICHARD A. AUHLL, R. BRUCE
THOMPSON, HAROLD R. FRANK,
RUDOLF R. SCHULTE, PAUL W.
HARTLOFF, JR., JOHN BLOKKER and
CIRCON CORPORATION, a Delaware corporation,

                         Defendants.

     Plaintiffs United States Surgical Corporation and USS Acquisition Corp. (together, "U.S. Surgical"), for their Complaint, by their undersigned attorneys, allege, upon knowledge as to themselves and their own acts, and upon information and belief as to all other matters, as follows:

                          SUMMARY OF THIS ACTION
     1. Plaintiffs bring this action to prevent Circon Corporation ("Circon") and its directors from unlawfully impeding plaintiffs' all-cash premium tender offer (the "Offer") for Circon's shares. Specifically, plaintiffs seek to (i) enjoin Circon and its directors from distributing or triggering the exercise of any rights pursuant to Circon's recently adopted Preferred Shares Rights Agreement (the "Rights Plan"); (ii) compel defendants to amend the

Rights Plan to render it inapplicable to the Offer; (iii) compel the defendants to terminate the hastily adopted anti-takeover management compensation plan; and (iv) enjoin defendants from taking any other actions to interfere with Circon stockholders' right to freely tender their shares into the Offer.

     2. On August 2, 1996, U.S. Surgical commenced an all-cash tender offer (the "U.S. Surgical Offer" or "Offer") to acquire all outstanding shares of Circon stock for $18 per share -- an impressive 83% premium to the average price of Circon's stock for the ten days immediately preceding August 2. The Offer is fully financed and, therefore, is not conditioned on obtaining financing.

     3. In response to the Offer, Circon's Board of Directors adopted the Rights Plan, which contains massive dilutive features that make any offer not blessed by incumbent management prohibitively expensive. It is undisputed that the Rights Plan was not adopted to provide management with time to arrange a superior alternative to the Offer, as confirmed by Circon's announcement that it is not undertaking negotiations concerning any alternative transactions.

     4. Under the facts of this case, there was no justification for adopting the Rights Plan in the first place; and certainly none for the Board's refusal to redeem it. To be sure, Circon claimed in its Schedule 14D-9 that the Rights Plan is necessary to protect its so-called "stra-


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tegic plan," which management purportedly believes will SOME DAY result in shareholder value exceeding the immediately available $18 per share in cash under the Offer.

     5. However, Circon's stated "justification" is merely a contrived afterthought. In truth, the Rights Plan was designed for the primary purpose and intent of cementing Richard A. Auhll's control and domination of a company which he founded and is determined to continue running as his own. This impermissible purpose was confirmed on August 30, 1996, when Auhll wrote to all Circon employees that "[w]e have retained expert financial and legal advisors to HELP US PREVAIL, NO MATTER WHAT USSC DOES." (Emphasis added) Thus, Circon's incumbent management has already decided to defeat any offer, regardless of the consequences to Circon's stockholders -- including, for example, an offer at a price that even management would concede exceeds any hypothetical or potential future value of its strategic plan. Management's conclusive prejudgment of any potential future offer, without bothering to consider the then existing facts and circumstances, violates the fiduciary duties of care and loyalty imposed upon Delaware directors.

     6. Even if protecting Circon's strategic plan were the true motivation behind the Rights Plan, the Board's adoption of, and failure to redeem, the Rights Plan under the facts of this case is a breach of fiduciary duty. The strategic plan, as articulated in Circon's Schedule 14D-9,


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consists primarily of the alleged future synergies and benefits to be derived from Circon's acquisition in August 1995 (the "Acquisition") of Cabot Medical Corporation ("Cabot"). Circon claims that these future benefits will, at some unspecified date in the future, surpass the $18 per share in cash that is available immediately under the Offer.

     7. For some 18 months, Circon has engaged in a public campaign touting the expected synergies and benefits of the Acquisition -- including the alleged immediate cost-savings, synergistic integrations of Circon's and Cabot's sales forces, and steadily improved financial results that would result from the Acquisition -- precisely the same mantra repeated in the announcement of the Rights Plan. Yet since the Acquisition was completed, the actual results have been abysmal. Earnings and sales have been down substantially; Circon has substantially underperformed relative to its industry peers; and every earnings report issued since the Acquisition has been worse than pre-Acquisition earnings and far below Circon's forecasts -- precisely the OPPOSITE of the results Circon had publicly projected. Indeed, management now has been forced into a humiliating public retreat from its previous pronouncements on this subject, admitting that the expected benefits from the Acquisition have not materialized, and may never be obtained.

     8. Not surprisingly, the market, which has had ample time to digest the tangible results of Circon's stra-



                                      4


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tegic plan, has resoundingly rejected it. Since the Acquisition was completed in mid-December 1995, the trading price of Circon's shares nose-dived from $23.50 per share to $8.75 per share in mid-July 1996 -- a loss of more than 60% of its value. In light of this track record, management's incantation of the same tired refrain concerning the "expected" future benefits of the Acquisition to justify the Rights Plan lacks any real credibility. Moreover, it is undeserving of judicial deference, as its sole function and effect is preclusive and coercive -- I.E., to force upon Circon's stockholders the company's now discredited strategic plan.

     9. In addition, the Rights Plan is thwarting the desires of the overwhelming majority of shareholders. As of August 30, 1996 (the day U.S. Surgical announced an extension of the Offer's expiration date until September 30, 1996), 76% of the shares of Circon stock not owned by U.S. Surgical or Circon's management had been tendered into the Offer.

     10. Indeed, even if Circon's strategic plan was credible -- and it clearly is not -- the Offer poses no threat to it. The Acquisition has already occurred, and will not be undone. Moreover, U.S. Surgical is a strategic buyer operating in the same industry as Circon and, therefore, is just as capable as Circon's current management of reaping the synergies and other benefits of the Acquisition



                                      5


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for the corporation. Thus, the ONLY "threat" posed by the Offer is to entrenched management's desire to continue running the company. Under these facts, there is no legal justification for the Rights Plan.

     11. The Board's self-serving motivation was further demonstrated by its hasty adoption on August 25, 1996, of three lucrative employee "incentive" compensation plans (the "Compensation Plan") which, in truth, provides [sic] no incentive whatsoever, except to disincentivize any change in control. Under the Compensation Plan, 300 Circon employees ostensibly would be awarded bonus payments ranging from 75% (for management employees) of annual base pay up to 250% of annual base pay and annual target bonus in the event of a change in control; and these employees would automatically receive significant portions of these bonus payments within 90 days of a change in control, even if they thereafter are retained by the acquiror with no diminution in responsibility, status or pay.

     12. Moreover, Circon's current management unilaterally can terminate the Compensation Plan at any time, or remove any previously designated employee from participating in the Plan. Thus, in reality, the Compensation Plan serves neither to "incentivize" employees, nor to eliminate the "distractions" attendant to a potential change in control -- Circon's publicly stated justification for implementing this highly unusual package. On the contrary, the


                                      6


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only effect of the Compensation Plan, and the sole purpose behind its adoption, is to increase substantially the cost of, and thus further deter, any control offer deemed unfriendly by Mr. Auhll and his Board.

     13. Finally, in order to conceal their true agenda from stockholders, Circon's directors have made numerous materially false and misleading statements in opposition to the Offer, in clear violation of their duty of candor, all as more fully set forth below.

                                   PARTIES

     14. Plaintiff U.S. Surgical is a Delaware corporation, and is a leading multinational developer, manufacturer and marketer of innovative surgical wound closure products designed for use in the field of minimally invasive surgery. U.S. Surgical is the beneficial owner of 1,000,100 shares, or approximately 8%, of Circon's common stock.

     15. Plaintiff USS Acquisition is a Delaware corporation and a wholly-owned subsidiary of U.S. Surgical. USS Acquisition was incorporated as a vehicle for the acquisition of Circon.

     16. Defendant Circon is a Delaware corporation which designs, manufactures and markets medical endoscope and electro-surgery systems for diagnosis and minimally invasive surgery.

     17. Defendant Richard A. Auhll ("Auhll") is the Chairman of the Board, President, and Chief Executive Offi-


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cer of Circon. Auhll also is a member of the Compensation Committee that recommended adoption of the Compensation Plan to the Circon Board. For the year ended December 31, 1995, Auhll was paid a salary of $298,000, a bonus of $130,239 and approximately $10,408 in other compensation, including 401K contributions and insurance premiums paid by Circon on Auhll's behalf. Auhll engineered a leveraged buyout of Circon in 1977, and took the company public in 1983. Auhll owns 12% of Circon's outstanding shares of common stock.

     18. Defendant R. Bruce Thompson ("Thompson") is Chief Financial Officer and an Executive Vice President of Circon. For the year ended December 31, 1995, Thompson was paid a salary of $166,000, a bonus of $60,940 and approximately $4,192 in other compensation, including 401K contributions and insurance premiums paid by Circon on Thompson's behalf.

     19. Defendant Harold R. Frank ("Frank") is a member of the Circon Board of Directors and has been since 1984. Frank is a member of the Compensation Committee that recommended adoption of the Compensation Plan to the Board.

     20. Defendant Rudolf R. Schulte ("Schulte") is a member of the Circon Board of Directors and has been since 1977. Schulte is a member of the Compensation Committee that recommended adoption of the Compensation Plan to the Board. Schulte also owns 3% of Circon's outstanding shares of common stock. Schulte has a long personal and profes-


                                      8


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sional relationship with Thompson who, prior to his joining Circon's board, held various positions at Heyer-Schulte Corporation, a company founded by Schulte.

     21. Defendant Paul W. Hartloff, Jr. ("Hartloff") is a member of the Circon Board of Directors and has been since 1991. Hartloff also served as Circon's Secretary from 1977 to 1988.

     22. Defendant John F. Blokker ("Blokker") is a member of the Circon Board of Directors and has been since 1991.

     23. The Circon directors (the "Director Defendants"), by reason of their management positions and/or their representation on Circon's board of directors, are liable as direct participants in, and as aiders and abettors of, the wrongs complained of herein in that they direct the actions taken by Circon, and control the contents of Circon's public statements and press releases.

                              FACTUAL BACKGROUND


CIRCON'S LONG HISTORY INACCURATELY
ASSESSING THE ACQUISITION

     24. On April 25, 1995, Circon's management announced that it intended to acquire Cabot. From that day forward, Circon's management issued numerous public pronouncements proclaiming the synergies and benefits that were expected to be achieved in short order following consummation of the Acquisition.


                                      9


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     25. For example, the July 20, 1995 Circon and Cabot Joint Registration
Statement and Prospectus ("Prospectus") seeking stockholder approval of the Acquisition, stated as follows:

     JOINT REASONS FOR THE MERGER

                                  ***

     SALES FORCE

         The Circon and Cabot managements believe that the effective doubling of the U.S. direct sales force as a result of the Merger can permit significantly greater market penetration. Moreover, the broader product line should potentially enable the combined sales force to increase sales to existing accounts.

     SYNERGIES AND COST SAVINGS

         In addition to the potential synergies from broadening the product line, better utilization of the U.S. direct sales force, and pooling the complementary technological strengths of the two companies, the managements of Circon and Cabot anticipate significant cost savings can be realized from taking actions such as the elimination of duplicate trade show and marketing expenses, consolidation of certain administrative and finance functions, and rationalization for the use of some facilities.

     26. On August 31, 1995, Piper Jaffray, after obtaining key financial information directly from Circon, issued a report forecasting the following third and fourth quarter 1995 revenues, which turned out to be substantially higher than actual results:

                  3rd Qtr.            4th Qtr.        1995 Year
               -------------       -------------     -----------
Revenues       $43.8 million       $46.5 million     $171 million

     27. Circon's management joined in disseminating bullish forecasts. For example, on September 20, 1995, R. Bruce Thompson, Circon's Chief Financial Officer, gave the following interview, broadcast on the DOW JONES INVESTOR NETWORK, in which he forecast earnings per share for 1995 of "70 to 75 cents"
- -- a figure which, as set forth below, turned out to be MORE THAN TWICE the actual results:

Turner: Where do you see the cost savings specifically coming from this merger?

Thompson:     Well, as I mentioned earlier, clearly in the marketing and sales efforts, this duplication of several hundred medical meetings a year that can be eliminated is a, is a major aspect of the cost savings. . . . SO, I THINK THERE ARE SEVERAL MILLION
              DOLLARS THAT CAN VERY QUICKLY AND EASILY BE ELIMINATED.
              (Emphasis added)

                                 *     *     *

Turner:       Can you give us an idea of your earnings outlook for 1995?

Thompson:     WELL, 1995, BEFORE THE ACQUISITION, WE WERE LOOKING FOR SALES
              GROWTH IN THE, IN THE 15 PERCENT OR SO RANGE AND WE WERE
              LOOKING FOR EARNINGS PER SHARE OF APPROXIMATELY 70 TO 75 CENTS, and I think even with the, if you ignore the one-time charges that will be associated with the acquisition of Cabot, I THINK
              OVERALL WE WILL STILL BE IN THAT RANGE.
              (Emphasis added)

     28. On September 20, 1995, Piper Jaffray issued a report on Circon after having consulted with Circon management, which stated, among other things, "We expect a steady increase in the productivity of the 150 person direct sales force in the U.S. over the next two to three quarters" -- a view fully endorsed by Circon.

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     29.  Finally, after reporting its third quarter 1995 results, Circon executives spoke with securities analysts and told them, among other things, that they anticipated strong fourth quarter 1995 revenues of over $45 million and earnings per share exceeding $.25 per share.

CIRCON FAILS TO ACHIEVE THE PREDICTED
BENEFITS OF THE ACQUISITION.

     30. On February 1, 1996, Circon reported its fourth quarter results. Circon's actual performance was dramatically worse than what had been publicly forecast only a few months before, and down from previous results for the comparable period. Specifically, sales were only $38.6 million -- far short of the $46.5 million forecast, and down from the $41.6 million of combined Circon/Cabot sales for the comparable period the prior year; and earnings per share were only $.08 -- a sharp decline from Circon's public forecast only months before of earnings per share exceeding $.25.

     31. Circon's financial results for the full year 1995 were equally disappointing. Sales totalled $160.4 million -- roughly $20 million LESS than Thompson had publicly forecast in September; and earnings per share (exclusive of the one time costs of the Acquisition) were $.33 -- LESS THAN ONE-HALF of the forecast level of $.70 - $.75.

     32. Furthermore, Circon's downward spiral has continued this year. Sales for the quarter ended June 30, 1996 were $37.06 million, down 11.4% from 1995 second quar-

                                     12

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ter sales of $41.83 million; and earnings per share dropped to $.03 from their already disappointing $.08 level for the fourth quarter of 1995.

     33. Circon now has conceded that these poor results were due in large part to the disappointingly poor productivity of the combined Circon/Cabot U.S. sales force -- the precise synergy from the Acquisition which Circon had been trumpeting since April 1995. Moreover, Circon's previously unreserved optimism has been replaced by their recent public confession, following on the heels of announcing the company's most recent poor quarterly performance, that:

     The productivity of the combined US Direct sales force has been below expectations. . . . There can be no assurance that integration
     [of product offerings and sales forces] will be accomplished successfully or achieve the expected synergies. . . . Failure to effectively accomplish the integration of the two companies could have a material adverse effect on Circon's results of operations and financial condition.

(Exhibit A) This, in stark contrast to Circon's previous assurances that "[t]he integration is well underway." Notably, Circon failed to disclose any of the above negative facts in its Schedule 14D-9 disclosures to stockholders, in which it continued to trumpet the expected synergies and benefits of the Acquisition as the primary reason for opposing the Offer and installing the Rights Plan.

     34. The market reflected Circon's continuing poor post-Acquisition performance in the valuation of Circon's stock, which fell to $8.75 per share in mid-July 1996 from its $23.50 per share trading price in mid-December 1995.

                                    13

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U.S. SURGICAL COMMENCES ITS TENDER OFFER

     35. On August 2, 1996, U.S. Surgical commenced a fully financed all-cash tender offer for all of the shares of Circon common stock for $18 per share -- a premium of $7.50, or 83% above the average price of Circon's shares during the 10 days before the Offer was commenced. Pursuant to the terms of the Offer, as soon as practicable following its consummation, U.S. Surgical will consummate a merger in which all non-tendered shares will be acquired for the same cash consideration of $18 per share.

CIRCON'S BOARD ADOPTS THE RIGHTS PLAN

     36. On August 14, 1996, Circon's Board of Directors adopted the Rights Plan. Pursuant to the Rights Plan, Circon's Board of Directors declared a dividend of one preferred stock purchase right per share of common stock (a "Right"), payable to each of Circon's stockholders of record as of August 26, 1996. Each Right entitles the registered holder thereof to purchase from Circon, following the Distribution Date (as defined), one one-thousandth of a share of Circon's Series A Preferred Stock at an exercise price of $70. Furthermore, following the occurrence of certain other events, including the acquisition of 15% or more of Circon's common stock, each holder of a Right will be able to exercise that Right and purchase common stock of Circon (or the surviving company in the event of a merger) at half price. Because any current acquiror of 15% or more of Circon's

                                     14

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common stock would not be entitled to exercise Rights in its possession, the dilutive effect of the Rights Plan, if implemented, on the value of such acquiror's common stock is overwhelming; and, as a result of this prohibitive economic consequence, the Rights Plan effectively precludes the U.S. Surgical Offer and proposed merger.

CIRCON'S PURPORTED JUSTIFICATION FOR THE RIGHTS PLAN

     37. On August 14, 1996, Circon filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") with the Securities and Exchange Commission, which stated the recommendation of the Circon Board of Directors that the Circon stockholders should reject the Offer. The 14D-9 sets forth the basis for that decision:

     At the August 13, 1996 meeting, the Board determined that the best means for providing value to its stockholders is for the Company to CONTINUE TO PURSUE ITS STRATEGIC PLAN and not to be put up for sale at this time. The Board unanimously concluded that the Offer is inadequate and not in the best interests of the Company and its stockholders. In particular, THE BOARD DETERMINED THAT THE COMPANY'S STRATEGIC PLAN OFFERS THE POTENTIAL FOR GREATER LONG-TERM BENEFITS FOR THE COMPANY'S STOCKHOLDERS THAN THE OFFER based on, among other things, greater opportunities for business expansion, revenue and earnings growth, AS WELL AS BENEFITS FOLLOWING THE FULL INTEGRATION OF THE BUSINESS OF CABOT MEDICAL CORPORATION ("CABOT") INTO THE COMPANY. (Emphasis added)

A copy of the Circon Schedule 14D-9 is attached as Exhibit B.

     38. In addition, the Circon Schedule 14D-9 disclosed that Circon is not engaged in, and is not undertaking, negotiations on any alternative transactions to the

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Offer that might benefit Circon's stockholders. Instead, Circon's now firmly entrenched management has determined to compel its stockholders to stick with management's strategic plan -- the same plan which caused the value of Circon's shares to decline by over 60% between December 1995 and July 1996.

THE "REAL" REASON BEHIND THE RIGHTS PLAN

     39. On or about August 30, 1996, Circon disseminated a letter signed by Auhll (the "Auhll Letter") to all Circon employees, and publicly filed the Letter as an amendment to the Circon Schedule 14D-9. A copy of the Auhll Letter is attached hereto as Exhibit C. After assuring employees that the Offer "has very little chance of success due to our defensive positions," Auhll showed his and his Board's true colors by declaring that: "We have retained expert financial and legal advisors TO HELP US PREVAIL, NO MATTER WHAT USSC DOES." (Exh. C at 1, 3) (emphasis added). Circon's determination, in advance, to defeat any future offer without first engaging in the careful analysis of such offer which directors are duty-bound to perform under Delaware law, convincingly disproves Circon's purported justification for the Rights Plan. In truth, the adoption of, and refusal to redeem, the Rights Plan was an act of entrenchment, pure and simple.

THE CIRCON COMPENSATION PLAN

     40. To add to its anti-takeover arsenal, on August 25, 1996, the Circon Board adopted three new "compensation" plans: the Circon Management Retention Plan, the Circon Sales Force Retention Plan and the Circon Managers, Professionals and Key Contributors Retention Plan (collectively, the "Compensation Plan"). The stated purpose of the Compensation Plan was to incentivize employees and assuage the "disruptive effects of the Offer" or any other potential change of control of Circon. (Exh. D at 2) In truth, the Compensation Plan has nothing to do with incentivizing Circon's workforce -- it was implemented solely to ensure that Circon's incumbent management will not be replaced.

     41. Under the Compensation Plan, 300 employees -- including Circon's senior executives, sales force, managers and other "professionals" and "key contributors" -- would be entitled to receive additional payments ranging from 75% of annual base pay (for management employees) to 250% of combined annual base salary and target bonus in the event of a change in control. These payments would not be limited to key employees who are terminated, or whose responsibilities are diminished, following a change in control. Rather, employees who remain employed 90 days or more following a change of control will receive between one-sixth and one-half of their total payments -- even if their em-

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ployment is not adversely affected at all by the control change.

     42. Moreover, the current Circon Board -- and only the current Circon Board -- is free unilaterally to amend or terminate the Compensation Plan, or to remove any of its designated employees from participating therein. Obviously, a benefits plan that can be eliminated at any time provides no true incentive for Circon's employees to remain with the company, and does nothing to assuage any fears concerning continued employment in the event of a change in control. Rather, the only purpose and effect of such a plan is to substantially increase the acquisition expense to a potential acquiror -- an expense that would come directly out of the pockets of Circon stockholders, who otherwise would receive such funds as payments for their shares -- and thereby further entrench Circon's current management.

     43. The Circon Board also was grossly negligent in adopting the Compensation Plan. Among other things, the Board failed to ascertain the cost of the Compensation Plan, and therefore could not, and did not, have an adequate basis to weigh the relative costs and benefits, if any, to the company of adopting this highly unusual program.

THE CIRCON DIRECTORS' MATERIALLY
FALSE AND MISLEADING DISCLOSURES

     44. Circon's disclosures to its stockholders contained numerous materially false and misleading state-ments intended to unfairly prejudice stockholders against the Offer and in favor of management's ill-conceived agenda. Among other things:

          (i) The Schedule 14D-9 discloses management's belief that the long-term values of the strategic plan exceed the Offer, without disclosing the Company's previous inability to achieve the expected benefits and synergies from the Acquisition, which is the centerpiece of this strategic plan; the fact that the integration of the Cabot/Circon operations, to date, has fallen well short of expectations; and that, based on the continuing downward trend of their business, management is concerned about their ability ever to achieve the highly publicized expected synergies and benefits from the Acquisition.

          (ii) The Auhll letter (Exh. C at 1) unequivocally states that Circon's "strategic plan . . . will reward stockholders with greater value than they can obtain through tendering their shares in this offer," without disclosing the facts set forth in (i) above, and the numerous uncertainties inherent in the strategic plan.

          (iii) Circon failed to disclose that the Compensation Plan unlawfully discriminates against, and limits the ability of, duly elected future directors of Circon to exercise their fiduciary duties, by providing that only the current Board or its hand-picked successors can amend, modify or eliminate the Compensation Plans. The Circon Board also falsely stated that the "Plan is designed to help Circon retain its employees . . ." (Exh. C at 2) without disclosing that incumbent management unilaterally can terminate the plan or any designated employee's right to participate therein at any time.

DELAWARE BUSINESS COMBINATION STATUTE, SECTION 203

     45. Section 203 of the Delaware General Corporation Law, entitled "Business Combinations With Interested Stockholders," applies to any Delaware corporation that has not opted out of the statutes coverage. Circon has not opted out of the statute's coverage.

     46. Section 203 was designed to impede coercive and inadequate tender offers. Section 203 provides that if a person acquires 15% or more of a corporation's voting stock (thereby becoming an "interested stockholder"), such interested stockholder may not engage in a "business combination" with the corporation (defined to include a merger or consolidation) for three years after the interested stockholder becomes such, unless: (i) prior to the 15% acquisition, the corporation's board of directors has approved either the acquisition or the business combination, (ii) the interested stockholder acquires 85% of the corporation's voting stock (excluding stock owned by (a) persons who are directors and also officers and (b) certain employee stock plans) in the same transaction in which it crosses the 15% threshold, or
(iii) on or subsequent to such time of the 15% acquisition, the business combination is approved by the corporation's board of directors and authorized at an annual or special meeting of the corporation's stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

      47. The Offer in this case is a fully financed, all cash offer, available to all Circon stockholders for all outstanding shares. The Offer is not "front-end loaded" or otherwise coercive in nature, is at a substantial premium, and represents a full and fair value to Circon stockholders.

Furthermore, the Offer poses no threat to the interests of Circon's stockholders or to Circon's corporate policy and effectiveness. Accordingly, a proper exercise of the Circon Board's fiduciary duties requires it to take the requisite steps to render Section 203 inapplicable to the Offer.

                              IRREPARABLE INJURY

     48. Plaintiffs do not have an adequate remedy at law. Only through the exercise of the Court's equitable powers will plaintiffs and Circon's other stockholders be protected from immediate and irreparable injury. Unless the Court enjoins the application of Circon's anti-takeover devices, Circon's stockholders will be deprived of the opportunity to decide for themselves whether or not to accept the Offer. Furthermore, U.S. Surgical will be precluded from consummating the Offer, which is conditioned on removal or inapplicability of the Rights Plan and Section 203, and will be deprived of realizing the benefits of a unique business opportunity.

                                  COUNT ONE

                      [For Breach of Fiduciary Duty with
                         Respect to the Rights Plan]

     49. Plaintiffs repeat each of the foregoing allegation as if fully set forth in this paragraph.

     50. The Director Defendants were and are obligated to consider the Offer, and all reasonable acquisition proposals, in a timely fashion and on an informed basis, and must be guided by the single principle of the best interests of the corporation, its stockholders and other relevant constituencies. They may not place management's own self-interests and personal considerations ahead of the interests of Circon stockholders.

     51. The Director Defendants rejected the Offer, adopted the Rights Plan, and have failed to redeem the Rights Plan, for the sole or primary purpose of perpetuating Auhll's and incumbent management's control of Circon and their continued enjoyment of the perquisites of such continuing control, all to the detriment of Circon and its stockholders.

     52. In addition, the Director Defendants have already decided, in advance, to defeat any future unfriendly offer, regardless of price or any other factor, and regardless of the adverse consequences such decision will have upon Circon's stockholders. The Director Defendants made this decision without undertaking the careful review and analysis of the particular offer, which review is mandated of directors under Delaware law.

     53. As a result of the foregoing, the Director Defendants have breached their fiduciary duties of loyalty and care to Circon's stockholders.

     54. Unless enjoined by this Court, defendants will continue to breach the fiduciary duties owed to Circon stockholders and entrench themselves in their corporate


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


offices, causing irreparable harm to Circon's stockholders and U.S. Surgical.

     55. Plaintiffs have no adequate remedy at law.

                                  COUNT TWO

                      [For Breach of Fiduciary Duty with
                         Respect to the Rights Plan]

     56. Plaintiffs repeat each of the foregoing allegations as if fully set forth in this paragraph.

     57. The Rights Plan is unreasonable in relation to any purported threat posed by the Offer, and is preclusive and coercive. The Offer poses no threat to any legitimate corporate policy, because (i) the Acquisition has already occurred and cannot, and will not be undone; and (ii) U.S. Surgical is a strategic buyer in the same industry as Circon, and, accordingly, there is no basis to believe that the synergies and benefits ostensibly achievable from the Acquisition cannot be obtained for the corporation by U.S. Surgical. Furthermore, the Rights Plan is coercive in that it forces shareholders to accept management's strategic plan, even though the the vast majority of unaffiliated stockholders have indicated their preference for the Offer.

     58. Under the foregoing circumstances, the Director Defendants' adoption of the Rights Plan in response to the Offer, and their refusal to redeem the rights, was and is a breach of their fiduciary duties of loyalty and care under Delaware law.

     59. Plaintiffs have no adequate remedy at law.

                                 COUNT THREE

                      [For Breach of Fiduciary Duty with
                           Respect to the Adoption
                          of the Compensation Plan]

     60. Plaintiffs repeat each of the foregoing allegations as if fully set forth in this paragraph.

     61. The Compensation Plan was adopted for the sole or primary purpose of entrenching current Circon management, regardless of the effect on Circon stockholders, and serves no legitimate justification. Furthermore, the Compensation Plan is unreasonable in relation to any purported threat posed, and was not adopted in good faith and after reasonable investigation.

     62. In addition, the Compensation Plan impermissibly interferes with the stockholders' right to elect directors capable of fully exercising their fiduciary duties and directorial powers, in that it prevents any duly-elected Board, other than the incumbent Board or its hand-picked successors, from terminating the Compensation Plan -- even if such Board concludes that termination would serve the best interests of Circon and its shareholders.

     63. The Director Defendants also were grossly negligent in adopting the Compensation Plan in that, among other things, they failed to ascertain the cost to the company of adopting the Plan, and therefore did not, and could not, undertake a responsible cost-benefits analysis before hastily adopting this unique compensation package.

    64. As a result of the foregoing, the Director Defendants have breached their fiduciary duties of care and loyalty under Delaware law.

    65.  Plaintiffs have no adequate remedy at law.

                                   COUNT FOUR

                       [For Breach of the Duty of Candor]

    66. Plaintiffs repeat each of the foregoing allegations as if fully set forth in this paragraph.

    67. The Board of Directors of Circon owes to all Circon stockholders a duty of candor to disclose fully and truthfully all material facts relating to the Board's opposition to the Offer. The duty of candor is intended to ensure that fiduciaries not deny their CESTUI QUE TRUST information necessary for them to make informed decisions as to the trust, including investment decisions.

    68. The Circon Schedule 14D-9 and the amendments thereto contain materially false and misleading statements and omit material information, as alleged above. The failure to provide the requisite material information in a truthful manner disables stockholders from accurately assessing Circon management's bias and from making informed decisions with respect to their investment in Circon. As a result, the Director Defendants have breached their duty of candor to Circon stockholders.

    69.  Plaintiffs and Circon's stockholders have no adequate remedy at law.

                                  COUNT FIVE

                              [Injunctive Relief]

    70. Plaintiffs repeat and reallege each and every foregoing allegation as if fully set forth herein.

    71. The Offer is not "front-end loaded" or coercive in any other way. It represents a substantial premium over the market price of Circon shares, and offers full and fair value to all Circon stockholders. The Offer complies with all applicable laws and other obligations -- including, without limitation, the securities laws, the antitrust laws, and all other legal obligations to which plaintiffs are subject -- and poses no threat to the interests of Circon's stockholders or to Circon's corporate policy or effectiveness.

    72. Under these circumstances, the sole purpose and effect of Circon's anti-takeover devices is to force management's strategic plan upon Circon's stockholders, and to prevent stockholders from deciding for themselves whether or not to accept the Offer. Accordingly, these anti-takeover devices are coercive and preclusive, and are not proportionate, nor within the range of reasonable responses, to the Offer or any alleged threat posed by the Offer.

    73. The Director Defendants' actions in adopting these anti-takeover responses to the Offer constituted a breach of their fiduciary duties of care and loyalty to

Circon's stockholders. Accordingly, Circon's use of such measures should be enjoined by this Court.

    74.  Plaintiffs do not have an adequate remedy at law.

                                   COUNT SIX

                              [Injunctive Relief]

    75. Plaintiffs repeat and reallege each of the foregoing allegations as if fully set forth herein.

    76. Under Section 203 of the Delaware General Corporation Law, the Director Defendants can render this section inapplicable to the Offer by approving the Offer. As a result of the facts alleged herein, the Director Defendants' failure to approve the Offer, and to take any other steps necessary to render Section 203 inapplicable, constitutes a breach of fiduciary duty to Circon's stockholders.

    77.  Plaintiffs do not have an adequate remedy at law.

    WHEREFORE, plaintiffs respectfully request that this Court enter an order:

         (a) preliminarily and permanently enjoining Circon's directors, officers, successors, agents, servants, subsidiaries, employees and attorneys, and all persons acting in concert or participating with them, from taking any steps to impede or frustrate the ability of Circon's stockholders to consider and make their own determination as to whether to accept the terms of the Offer, or taking any other action to thwart or interfere with the Offer;

         (b) preliminarily and permanently enjoining Circon's Board of Directors from triggering the distribution of the Rights associated with the Rights Plan;

         (c) compelling Circon's Board of Directors to redeem the Rights associated with the Rights Plan or to amend the Rights Plan so as to make the Rights inapplicable to the Offer and preliminarily and permanently enjoining Circon, its directors, officers, successors, agents, servants, subsidiaries, employees and attorneys, and all persons acting in concert or participating with them, from taking any action to implement, distribute or recognize any rights or powers with respect to said Rights (other than to redeem the Rights), and from taking any actions pursuant to the Rights Plan that would dilute or interfere with U.S. Surgical's voting rights or in any other way discriminate against U.S. Surgical in the exercise of its rights with respect to its Circon stock;

         (d) compelling Circon's Board of Directors to approve the Offer for the purposes of Section 203, and preliminarily and permanently enjoining Circon, its directors, officers, successors, agents, servants, subsidiaries, employees and attorneys, and all persons acting in concert or participating with them, from taking any actions to enforce or apply
    Section 203 that would interfere with the


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

    commencement, continuation or consummation of Circon's Offer;

         (e) compelling Circon's Board of Directors to terminate the Compensation Plan, and preliminarily and permanently enjoining defendants, and their agents, servants, attorneys, assigns, successors, and all persons in active concert or participation with them from modifying the compensation structure in place before the Offer was commenced;

         (f) requiring that appropriate corrective disclosure be made in order to cure all of the materially false and misleading statements and omissions made by Circon and the Director Defendants in connection with the purchase or sale of Circon stock;

         (g) awarding plaintiffs their costs and disbursements, including attorneys' fees, incurred in this action; and


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

         (h) granting plaintiffs such other and further relief as the Court shall deem just and proper.

                                      SKADDEN, ARPS, SLATE
                                        MEAGHER & FLOM

                                      By /s/ Edward P. Welch
                                        -----------------------------------
                                         Edward P. Welch
                                         Andrew J. Turezyn
                                         One Rodney Square
                                         P.O. Box 636
                                         Wilmington, Delaware 19899
                                         (302) 651-3000

                                      Attorneys for Plaintiffs
                                      United States Surgical Corporation
                                      and USS Acquisition Corp.

Of Counsel:
Barry H. Garfinkel
George A. Zimmerman
Michael H. Gruenglas
SKADDEN, ARPS, SLATE,
  MEAGHER & FLOM
919 Third Avenue
New York, NY 10022
(212) 735-3000

Thomas R. Bremer
Donald F. Crane
UNITED STATES
  SURGICAL CORPORATION
150 Glover Avenue
Norwalk, CT 06850
(203) 845-1000

Dated: September 17, 1996


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